SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No	X

First Quarter 2009
Earnings Release

Portugal Telecom

Earnings Release	31 March 2009

Lisbon, Portugal, 14 May 2009

In 1Q09 consolidated operating revenues amounted to Euro 1,604 million, an increase of 2.1% y.o.y. Adjusting for the effects of the consolidation of Telemig and the devaluation of the Real against the Euro, consolidated operating revenues would have increased by 4.2% y.o.y. EBITDA amounted to Euro 603 million, equivalent to a margin of 37.6%. Excluding the effects of the consolidation of Telemig and devaluation of the Real against the Euro, consolidated EBITDA would have increased by 1.4% y.o.y. Considering the nature of post retirement benefit costs (PRBs) and in order to facilitate the analysis of PT’s operating performance and its comparability with the industry, PT reported EBITDA excluding PRBs (for comparative purposes, previous quarters were adjusted accordingly). Income from operations reached Euro 254 million. Net income amounted to Euro 166 million, an increase of 19.1% y.o.y while basic earnings per share increased by 31.1% y.o.y. Operating cash flow amounted to Euro 76 million, compared to Euro 304 million in 1Q08, mainly due to the increase in capex of 57.1% related to the rollout of the TV service, 3G and 3.5G investments in Brazil and to higher working capital investment in 1Q09.

As at 31 March 2009, net debt amounted to Euro 5,741 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,368 million. At the domestic level, financial flexibility remains solid and was further reinforced by the recently completed Euro 1 billion bond issue. Liquidity including cash, unused underwritten commercial paper and standby facilities stood at Euro 2,178 million.

Portugal Telecom announced that the Board of Directors has approved the intention to submit for shareholders’ approval a Euro 0.575 dividend for the fiscal years ending 31 December 2009, 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time.

Table 1 _ Consolidated financial highlights			Euro million

	1Q09	1Q08	y.o.y
Operating revenues	1,604.5	1,572.0	2.1%
Operating costs, excluding PRBs and D&A	1,001.9	966.0	3.7%
EBITDA (1)	602.6	605.9	(0.6%	)
Income from operations (2)	254.0	298.4	(14.9%	)
Net income	166.4	139.8	19.1%
Capex (3)	223.8	142.5	57.1%
Capex as % of revenues (%)	13.9	9.1	4.9pp
EBITDA minus Capex	378.8	463.4	(18.3%	)
Operating cash flow	76.5	304.1	(74.8%	)
Net debt	5,740.6	4,767.5	20.4%
After-tax unfunded PRB obligations	1,367.7	942.2	45.2%
EBITDA margin (%) (4)	37.6	38.5	(1.0pp	)
Net debt / EBITDA (x)	2.4	2.0	0.4x
EBITDA / net interest (x)	8.3	12.0	(3.7x	)
Basic earnings per share	0.19	0.14	31.1%
Diluted earnings per share (5)	0.18	0.14	29.3%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income less the costs associated with the convertible bonds divided by the diluted number of shares.

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Financial Review

Income Statement

In 1Q09 consolidated operating revenues increased by 2.1% y.o.y, driven primarily by growth at the wireline business in Portugal and Vivo. Adjusting for the effects of the consolidation of Telemig and the devaluation of the Real against the Euro, consolidated operating revenues would have increased by 4.2% y.o.y. Wireline operating revenues increased in 1Q09 by 3.0% improving once again the sequential quarterly performance. Wireline revenue performance was underpinned by the inflection of retail revenues, which posted a 0.4% growth y.o.y, as a result of the continued strong performance of pay-TV and broadband, and continued growth in data & corporate.

Table 2 _ Consolidated income statement (1)			Euro million

	1Q09	1Q08	y.o.y
Operating revenues	1,604.5	1,572.0	2.1%
Wireline (2)	492.1	477.6	3.0%
Domestic mobile • TMN (2)	370.1	386.3	(4.2%	)
Brazilian mobile • Vivo (1)	703.7	665.5	5.7%
Other and eliminations	38.7	42.5	(9.1%	)
Operating costs, excluding PRBs and D&A	1,001.9	966.0	3.7%
Wages and salaries	161.6	156.7	3.1%
Direct costs	261.3	243.2	7.4%
Commercial costs	262.5	263.1	(0.2%	)
Other operating costs	316.5	303.0	4.4%
EBITDA (3)	602.6	605.9	(0.6%	)
Post retirement benefits	22.4	11.0	104.4%
Depreciation and amortisation	326.2	296.6	10.0%
Income from operations (4)	254.0	298.4	(14.9%	)
Other expenses (income)	2.7	11.6	(76.5%	)
Curtailment costs, net	1.8	15.3	(87.9%	)
Net losses (gains) on disposal of fixed assets	0.5	(9.1)	n.m.
Net other costs (gains)	0.4	5.4	(92.7%	)
Income before financ. & inc. taxes	251.2	286.8	(12.4%	)
Financial expenses (income)	18.4	42.9	(57.1%	)
Net interest expenses	72.4	50.4	43.7%
Equity in earnings of affiliates, net	(48.7)	(33.6)	45.1%
Net other financial losses (gains)	(5.2)	26.1	n.m.
Income before income taxes	232.8	243.8	(4.5%	)
Provision for income taxes	(55.5)	(78.7)	(29.5%	)
Income from continued operations	177.3	165.1	7.4%
Losses (income) attributable to minority interests	(10.9)	(25.4)	(57.0%	)
Consolidated net income	166.4	139.8	19.1%

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) The Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this amounted to Euro 18.8 million in 1Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Vivo’s operating revenues increased by 5.7% y.o.y in Euros and by 22.6% y.o.y in Reais, on the back of continued customer growth (33.0% increase y.o.y in the customer base). Excluding the consolidation of Telemig and the impact of the depreciation of the Real against the Euro, Vivo’s operating revenues would have increased by 10.2% y.o.y. TMN’s operating revenues decreased by 4.2% y.o.y due to the impact of lower mobile termination rates (MTRs) and lower handset sales, which more than offset the growth in customer revenues (+2.2% y.o.y in 1Q09), achieved on the back of over 17.4% y.o.y growth in data revenues,

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Financial Review

which already account for 22.7% of total revenues. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.6% y.o.y.

The success of PT’s pay-TV offer (“Meo”) is demonstrated by strong growth in retail net additions, which reached 84 thousand in 1Q09, underpinned by decelerating line loss and improved trends in flat fee broadband customers. Circa 60% of IPTV gross additions continued to be new customers to PT. Line loss trends have been improving markedly. While in 1Q08 59 thousand lines were lost, in 1Q09 line loss fell to 30 thousand. At the same time, PT has also seen an inflection in the trends of its flat fee broadband net additions, which reached 45 thousand in 1Q09 compared to 14 thousand in 1Q08. As a result of this improved performance, PT reached 384 thousand pay-TV customers at the end of 1Q09 whilst the ADSL retail customer base increased by 17.3% y.o.y to 752 thousand customers, the best performance in the last fourteen quarters. Pay-TV penetration of the ADSL customer base stood at 51.1% at the end of March 2009 (+ 7.1pp q.o.q).

Revenues from domestic operations decreased only by 0.4% y.o.y (circa Euro 3 million) in 1Q09. The financial performance of the domestic operations was negatively impacted by lower mobile MTRs. Excluding this adverse impact, revenues from the domestic business would have increased by 2.0%, whilst TMN’s service revenues would have increased by 2.2% y.o.y in 1Q09.

Other revenues, including intra-group eliminations, decreased by 9.1% y.o.y mainly due to: (1) the termination in August 2008 of the management fee contract with Vivo, and (2) lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset the 14.9% y.o.y revenue growth in local currency.

The contribution from fully and proportionally consolidated international assets to operating revenues increased from 47.1% in 1Q08 to 48.8% in 1Q09. Brazil accounts for 45.2% of consolidated operating revenues, an increase of 1.7pp from 1Q08, despite being adversely impacted by the depreciation of the Real against the Euro.

Table 3 _ Revenues by region			Euro million

	1Q09	1Q08	y.o.y
Domestic operations (1)	827.3	830.5	(0.4%	)
Brazil (2)	724.6	684.0	5.9%
Other and eliminations (3)	52.6	57.5	(8.6%	)
Total operating revenues	1,604.5	1,572.0	2.1%

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact.  (2) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

EBITDA decreased by 0.6% y.o.y to Euro 603 million, equivalent to a margin of 37.6%. Excluding the effects of the consolidation of Telemig and devaluation of the Real against the Euro, consolidated EBITDA would have increased by 1.4% y.o.y. EBITDA performance in the period was underpinned by growth at TMN and Vivo, which was partially offset by the decrease in the wireline business. Wireline EBITDA amounted to Euro 208 million, equivalent to a 42.3% margin. The quarterly sequential trend improved again, with wireline’s EBITDA declining by only 1.0% q.o.q (a Euro 2 million EBITDA loss q.o.q), notwithstanding intense commercial activity and also higher programming costs and customer care and support service costs relating to PT’s pay-TV service. In 1Q09, TMN’s EBITDA increased by 2.0% y.o.y to Euro 170 million, equivalent to a 45.9% margin, driven by customer growth and strict cost control. TMN’s EBITDA

Portugal Telecom | First Quarter 2009	4 / 26

Financial Review

performance was achieved against a backdrop of higher customer care and support costs required to support strong growth in data services. Excluding the negative impact of Euro 9.7 million due to lower MTRs, TMN’s EBITDA would have increased by 7.8% y.o.y in 1Q09.

Vivo’s EBITDA increased by 10.9% y.o.y, equivalent to 28.6% y.o.y in local currency, on the back of the strong increase in revenues and consolidation of Telemig, as referred to previously. Excluding the effects of the consolidation of Telemig and devaluation of the Real against the Euro, Vivo’s EBITDA would have increased by 17.1% y.o.y. Vivo’s EBITDA margin reached 28.9% in 1Q09, an improvement of 1.3pp versus 1Q08.

Other EBITDA decreased by 4.3% y.o.y to Euro 21 million in 1Q09, mainly as a result of the termination of Vivo’s management fee as from August 2008, notwithstanding the improved performance from MTC in local currency, which offset the impact of the devaluation of the Namibian Dollar, and from Timor Telecom.

Table 4 _ EBITDA by business segment (1) (2)			Euro million

	1Q09	1Q08	y.o.y
Wireline	208.1	233.9	(11.0%	)
Domestic mobile • TMN	169.7	166.4	2.0%
Brazilian mobile • Vivo (1)	203.6	183.7	10.9%
Other and eliminations	21.0	22.0	(4.3%	)
EBITDA (2)	602.6	605.9	(0.6%	)
EBITDA margin (%)	37.6	38.5	(1.0pp	)
Domestic operations (3)	376.2	398.6	(5.6%	)
Brazil (1) (4)	205.2	185.9	10.4%
Other (5)	21.1	21.5(	(1.6%	)

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Fully and proportionally consolidated international assets contributed to 39.8% of PT’s consolidated EBITDA in 1Q09, an increase from 35.4% in 1Q08. Brazilian businesses accounted for 34.1% of EBITDA in 1Q09, which compares to 30.7% in 1Q08. The EBITDA performance of the fully consolidated African assets in 1Q09 accounted for 4.5% of consolidated EBITDA.

Post retirement benefit costs amounted to Euro 22 million in 1Q09, compared to Euro 11 million in 1Q08, primarily as a result of the decrease in the value of the pension funds during 2008.

Depreciation and amortisation costs increased by 10.0% y.o.y to Euro 326 million, reflecting higher contributions from: (1) Vivo, which accounts for 80% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, and (2) wireline business in Portugal, resulting from the investments in the rollout of Pay-TV, and also from the revaluation of ducts and certain real estate assets undertaken in 2008. Excluding the effects of the consolidation of Telemig and the devaluation of the Real against the Euro, consolidated D&A would have increased by 8.6% y.o.y.

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Financial Review

Net losses on disposal of fixed assets amounted to Euro 0.5 million in 1Q09, as compared to net gains of Euro 9 million in the same period of last year. Gains recorded in 1Q08 related to real estate disposals, which generated a cash inflow of Euro 9 million in the period.

Net interest expenses increased by 43.7% to Euro 72 million primarily due to (1) the increase in PT’s average net debt in the period, related to the share buyback programme completed in 2008 and to the acquisitions of Telemig and 3G licenses in Brazil, and (2) the increase in the average cost of debt in Portugal and Brazil. Consolidated average cost of debt of PT was 5.1% in 1Q09 (4.4% in 1Q08). Excluding Brazil, the average cost of debt was 4.1% (3.9% in 1Q08).

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL and amounted to Euro 49 million in 1Q09, compared to Euro 34 million in 1Q08.

Net other financial gains, which include net foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 5 million in 1Q09, as compared to net losses of Euro 26 million in 1Q08. Net foreign currency gains amounted to Euro 6 million in 1Q09 (losses of Euro 12 million in 1Q08) due to the evolution of the Euro / US Dollar exchange rate. Net gains on financial assets amounted to Euro 5 million in 1Q09 (losses of Euro 8 million in 1Q08) and primarily relate to the change in fair value of free-standing cross currency derivative instruments. Other financial expenses, which include banking services, commissions, financial discounts and other financing costs, amounted to Euro 7 million in 1Q09, compared to Euro 6 million in 1Q08.

Provision for income taxes decreased from Euro 79 million in 1Q08 to Euro 56 million in 1Q09 corresponding to an effective tax rate of 23.8% in 1Q09 and 32.3% in 1Q08. The decrease in the effective tax rate is primarily explained by the recognition of tax losses from previous periods by certain international companies.

Income attributable to minority interests decreased to Euro 11 million in 1Q09, compared to Euro 25 million in 1Q08. The reduction in this caption is primarily attributable to the decrease in minority interests from (1) Vivo, which amounted to Euro 5 million in 1Q09 compared to Euro 12 million in 1Q08, and (2) Africatel, which amounted to Euro 4 million in 1Q09 compared to Euro 13 million in 1Q08.

Net income increased by 19.1% y.o.y in 1Q09 to Euro 166 million, compared to Euro 140 million in 1Q08.

Earnings per Share

On a per share basis, basic earnings increased by 31.1% y.o.y in 1Q09 to Euro 19 cents, benefiting from the reduction in the number of shares following the completion of the share buyback programme.

The average number of shares outstanding decreased by 9.2% to 876 million in 1Q09, whilst the diluted average number of shares outstanding over the same period declined by 8.6% to 941 million. As at the end of March 2009, the number of shares outstanding, adjusted for the 20.6 million own shares recognised in the statement of financial position, was 876 million.

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Financial Review

Table 5 _ Earnings per share	Million (shares outstanding); Euro (per share data)
	1Q09	1Q08	y.o.y

Average number of shares oustanding
Basic	875.9	964.9	(9.2%	)
Diluted (1)	940.5	1,029.5	(8.6%	)
Earnings per share
Basic	0.19	0.14	31.1%
Diluted (1) (2)	0.18	0.14	29.3%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of convertible bonds.

Dividends

Portugal Telecom announced that the Board of Directors has approved the intention to submit for shareholders’ approval at the next AGM the payment of a cash dividend of Euro 0.575 per share for the fiscal year ending 31 December 2009, subject to market conditions and PT’s financial condition at the time.

The Board has also approved the intention to submit to the corresponding AGMs the same level of dividends per share (Euro 0.575) for the years ending 31 December 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time.

PT reinforces its commitment to deliver compelling returns to its shareholders, whilst retaining the financial flexibility to continue investing in its core markets, new products and services, and maintaining its long term competitive position.

Capex

Total capex increased by 57.1% in 1Q09 to Euro 224 million, equivalent to 13.9% of revenues, as a result of growth in wireline and Vivo, which more than offset capex reductions in TMN and other international assets. Wireline capex increased from Euro 49 million in 1Q08 to Euro 101 million in 1Q09, primarily as a result of: (1) investments in network upgrades to provide increased bandwidth, in great part related to the continued success of IPTV services; (2) transponder capacity, and (3) a surge in pay-TV net additions resulting in increased customer-related capex (Euro 24 million) during 1Q09. TMN’s capex decreased by 22.0% y.o.y to Euro 25 million in 1Q09. The decrease in TMN’s capex is primarily explained by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable wireless broadband network performance in Portugal.

Table 6 _ Capex by business segment (1)			Euro million

	1Q09	1Q08	y.o.y

Wireline	101.4	48.7	108.2%
Domestic mobile • TMN (2)	24.5	31.5	(22.0%	)
Brazilian mobile • Vivo (1)	86.6	47.5	82.2%
Other	11.3	14.8	(23.6%	)
Total capex	223.8	142.5	57.1%
Capex as % of revenues (%)	13.9	9.1	4.9pp

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

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Financial Review

Capex at Vivo increased from Euro 48 million in 1Q08 to Euro 87 million in 1Q09 and continued to be directed towards increasing network coverage and capacity, including in the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. The GSM/EDGE network already has nationwide coverage, while the 3G network covers 3,000 cities. Excluding the effects of the consolidation of Telemig (Euro 7 million) and the devaluation of the Real against the Euro, capex at Vivo would have increased by 94.4% y.o.y. In 1Q09, other capex decreased to Euro 11 million, compared to Euro 15 million in 1Q08, primarily due to the decrease in capex related to call centre operations in Brazil and to the impact of the depreciation of local currencies of other international businesses.

Cash Flow

Operating cash flow decreased to Euro 76 million in 1Q09, compared to Euro 304 million in 1Q08, primarily due to (1) increase in working capital investment, and (2) a reduction in EBITDA minus Capex, as a result of the 57.1% increase in capex. The increase in working capital investment is mainly explained by: (1) one-off cash receipts in 1Q08 from Zon and settlement with the Portuguese State of discounts granted to retirees; (2) Vivo’s management fees received in 1Q08 (Euro 15 million), and (3) higher capex in 4Q08 as compared to 4Q07, resulting in higher payments to fixed assets suppliers.

Free cash flow was negative in Euro 92 million in 1Q09, primarily due to the decrease in operating cash-flow describe above and also to an increase of Euro 45 million in interest paid as compared to 1Q08 due to the increase in net debt and also to the increase in the average cost of debt in Portugal and Brazil. A significant amount (52.3%) of PT’s interest payments on publicly issued bonds occurs in the first quarter of the year.

Table 7 _ Free cash flow			Euro million

	1Q09	1Q08	y.o.y

EBITDA minus Capex	378.8	463.4	(18.3%	)
Non-cash items	31.5	29.6	6.4%
Change in working capital	(333.8)	(189.0)	76.6%
Operating cash flow	76.5	304.1	(74.8%	)
Disposal of stake in BEST	0.0	16.0	n.m.
Interest	(127.7)	(82.3)	55.3%
Contributions and payments related to PRBs	(46.8)	(48.7)	(4.0%	)
Income taxes	(9.2)	(19.1)	(51.5%	)
Dividends received	7.9	6.5	20.8%
Other cash movements	7.5	(1.5)	n.m.
Free cash flow	(91.8)	175.0	n.m.

Consolidated Net Debt

Consolidated net debt amounted to Euro 5,741 million as at 31 March 2009, compared to Euro 5,571 million as at 31 December 2008, an increase of Euro 169 million due to the negative free cash flow in 1Q09 and the appreciation of the Real against the Euro during the quarter (Euro 56 million), which impacted PT’s 50% share of Vivo’s net debt.

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Financial Review

As at 31 March 2009, total consolidated gross debt amounted to Euro 7,010 million, of which 68.0% was medium and long-term and 62.1% was set at fixed rates. As at 31 March 2009, 83.7% of total debt was denominated in Euros and 16.3% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,178 million at the end of March 2009, of which Euro 1,475 million was undrawn committed commercial paper and standby facilities. In April 2009, PT repaid Euro 880 million in an existing bond and issued a Euro 1 billion 4-year bond, thus increasing its liquidity position and average maturity of its debt.

In 1Q09, PT’s average cost of debt was 5.1%, with a maturity of 4.8 years as at 31 March 2009. Excluding Brazil, PT’s average cost of debt was 4.1% in 1Q09, with a maturity of 4.8 years as at 31 March 2009. Post the Euro 1 billion bond issue maturity was extended to 5.2 years. In 1Q09, the net debt to EBITDA ratio was 2.4x (2.0x in 1Q08) and EBITDA cover stood at 8.3x (12.0x in 1Q08).

Table 8 _ Change in net debt		Euro million
	1Q09	1Q08

Net debt (initial balance)	5,571.3	4,381.8
Less: free cash flow	(91.8)	175.0
Translation effect on foreign currency debt	55.8	(15.7)
Acquisition of own shares (1)	0.0	576.4
Commitments under the terms of the UMTS license	11.5	0.0
Other (2)	10.3	0.0
Net debt (final balance)	5,740.6	4,767.5
Change in net debt	169.4	385.6
Change in net debt (%)	3.0%	8.8%

(1) In 1Q08, PT contracted equity swaps over 68.6 million own shares under the share buyback programme concluded in December 2008. (2) This caption includes mainly Euro 20 million related to dividends paid by Vivo to minority shareholders, net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

In April 2009, S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3 with a stable outlook. According to the note released by S&P, the upgrade recognises improving dynamics in PT’s domestic wireline business, strengthening performance in Brazil thus allowing for the payment of dividends, and consistent sound performance of domestic mobile operations. Fitch also reaffirmed PT’s rating at BBB, upgrading the outlook to stable. According to the note released by Fitch, the rating acknowledges: (1) PT’s continued strong competitive position in all of its businesses; (2) the stabilisation of the performance of the domestic wireline business; (3) the improvement in the domestic mobile business, and (4) the improved performance of Vivo, which now has started paying dividends.

Post Retirement Benefits Obligations

As at 31 March 2009, PT’s projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,039 million. The market value of assets amounted to Euro 2,060 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 882 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Thus, gross unfunded obligations amounted to Euro 1,861

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Financial Review

million, while after-tax unfunded obligations amounted to Euro 1,368 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Table 9 _ Post retirement benefits obligations		Euro million
	31 March 2009	31 December 2008

Pensions obligations	2,613.4	2,607.5
Healthcare obligations	425.8	426.3
PBO of pension and healthcare obligations	3,039.2	3,033.8
Market value of funds (1)	(2,060.2)	(2,131.6)
Unfunded pensions and healthcare obligations	979.0	902.1
Salaries to suspended and pre-retired employees	881.8	907.7
Total gross unfunded obligation	1,860.8	1,809.9
After-tax unfunded obligations	1,367.7	1,330.2
Unrecognised prior years service gains	25.0	25.4
Accrued post retirement benefits	1,885.8	1,835.3

(1) The decline in the market value of funds resulted from the payment of pensions and supplements of Euro 35 million and the negative return of assets under management of Euro 40 million (equivalent to -1.9%), partially offset by the contributions made by beneficiaries and by PT totalling Euro 3.4 million.

Total gross unfunded obligations increased by Euro 51 million in 1Q09 to Euro 1,861 million, as a result of: (1) net actuarial losses of Euro 73 million; (2) PRB costs amounting to Euro 23 million, and (3) curtailment costs of Euro 2 million. These effects were partially offset by payments and contributions of Euro 47 million made in the period.

Table 10 _ Change in gross unfunded obligations		Euro million
	1Q09	1Q08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	22.9	11.4
Curtailment cost	1.8	15.3
Contributions and payments (1)	(46.8)	(48.7)
Net actuarial (gains) losses (2)	73.0	0.0
Gross unfunded obligations (final balance)	1,860.8	1,281.9
After-tax unfunded obligations	1,367.7	942.2

(1) In 1Q09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 38.6 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 1 million; (iii) payments of healthcare expenses amounting to Euro 6.9 million, and (iv) contributions to the pension funds of Euro 0.3 million.  (2) In 1Q09, this caption relates to the difference between the actual return on assets (-1.9%) and the expected return on assets (6% on an annual basis).

Table 11 _ Post retirement benefits costs		Euro million
	1Q09	1Q08
Service cost	1.7	2.6
Interest cost	54.1	51.8
Expected return on assets (1)	(32.9)	(43.0)
Sub-total	22.9	11.4
Amortisation of prior year service gains	(0.5)	(0.4)
Post retirement benefits costs	22.4	11.0

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred through 2008.

Shareholders’ Equity

Shareholders’ equity excluding minority interests amounted to Euro 13 million as at 31 March 2009. The decrease of Euro 219 million in 1Q09 is explained by: (1) the dividends attributed to shareholders, paid on 24 April 2009, amounting to Euro 504 million, and (2) the net actuarial losses related to post retirement benefits amounting to Euro 54 million (net of taxes). These effects more than offset (1) the Euro 166 million

Portugal Telecom | First Quarter 2009	10 / 26

Financial Review

net income generated in the period, and (2) the positive currency translation adjustments amounting to Euro 173 million, mainly related to the appreciation of the Real against the Euro during the period.

Table 12 _ Change in shareholders’ equity (excluding minority interests)	Euro million
1Q09
Equity before minority interests (initial balance)	232.0
Net income	166.4
Currency translation adjustments	173.4
Dividends attributed (1)	(503.6)
Net actuarial gains (losses), net of taxes	(53.7)
Other	(1.5)
Equity before minority interests (final balance)	13.0
Change in equity before minority interests	(219.0)
Change in equity before minority interests (%)	(94.4% )

(1) Dividends paid on 24 April 2009.

Table 13 _ Change in distributable reserves	Euro million
1Q09
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	127.7
Other	(0.2)
Distributable reserves (final balance)	391.8
Change in distributable reserves in the period	(376.1)
Change in distributable reserves in the period (%)	(49.0% )

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 376 million to Euro 392 million as at 31 March 2009, as the Euro 128 million net income generated in 1Q09 under Portuguese GAAP was more than offset by the dividends attributed in the amount of Euro 504 million, following the approval at the AGM of 27 March 2009.

Consolidated Statement of Financial Position

As at 31 March 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,419 million. The assets denominated in Brazilian Reais in the statement of financial position as at 31 March 2009 amounted to Euro 5,626 million, equivalent to 39.7% of total assets.

The increase in intangible assets in 1Q09 is primarily explained by the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the dividend attributed to shareholders following the AGM of 27 March 2009 (Euro 504 million) and also the impact of the appreciation of the Real against the Euro.

Portugal Telecom | First Quarter 2009	11 / 26

Financial Review

Table 14 _ Consolidated statement of financial position		Euro million
	31 March 2009	31 December 2008
Cash and equivalents	1,268.9	1,124.6
Accounts receivable, net	1,425.5	1,393.7
Inventories, net	274.8	297.4
Financial investments	693.6	634.3
Intangible assets, net	3,636.6	3,463.0
Tangible assets, net	4,613.3	4,637.8
Accrued post retirement asset	1.4	1.6
Other assets	946.8	973.1
Deferred tax assets and prepaid expenses	1,298.5	1,188.8
Total assets	14,159.4	13,714.4
Accounts payable	1,071.9	1,373.6
Gross debt	7,009.6	6,695.9
Accrued post retirement liability	1,887.1	1,836.9
Other liabilities	2,314.3	1,777.4
Deferred tax liabilities and deferred income	862.2	834.5
Total liabilities	13,145.2	12,518.2
Equity before minority interests	13.0	232.0
Minority interests	1,001.2	964.2
Total shareholders’ equity	1,014.2	1,196.2
Total liabilities and shareholders’ equity	14,159.4	13,714.4

Portugal Telecom | First Quarter 2009	12 / 26

Operating Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, were penalised by lower MTRs, namely at TMN, decreased by 0.4% to Euro 827 million in 1Q09, notwithstanding the strong performance of the wireline segment, which increased revenues by 3.0% y.o.y in 1Q09, thus consolidating the inflection point in 4Q08. The marked improvement in the performance of the wireline segment, is explained by the continued strong take-up of pay-TV and broadband, decelerating line loss and solid performance of data and corporate services. Accordingly, retail revenue generating units (RGUs) increased by 84 thousand in 1Q09, compared to a loss of 28 thousand in 1Q08. The continued success of pay-TV is underpinning the performance of PT’s wireline segment even though it was only launched on a nationwide basis in April 2008 and has not yet reached critical mass. Customer revenues at TMN continued to post strong growth in 1Q09 (+2.2% y.o.y), as data revenues increased 17.4% y.o.y and now account for 22.7% of mobile service revenues, an improvement of 4.0pp y.o.y. As of 1 January 2009, mobile termination rates were reduced from Euro 7.5 cents to Euro 7 cents, which compares to Euro 11 cents in 1Q08, thus leading to a decline of 29.7% y.o.y in interconnection revenues at TMN in 1Q09. As such, in 1Q09, revenue performance of the domestic operations was negatively impacted by MTRs in the amount of Euro 19.6 million and Euro 18.8 million at TMN. Excluding this adverse impact, revenues from the domestic business would have increased by 2.0%, whilst TMN’s service revenues would have increased by 2.2% y.o.y in 1Q09.

Table 15 _ Domestic operations income statement (1)			Euro million
	1Q09	1Q08	y.o.y
Operating revenues	827.3	830.5	(0.4%	)
Wireline	492.1	477.6	3.0%
Domestic mobile • TMN	370.1	386.3	(4.2%	)
Other and eliminations	(34.8)	(33.5)	3.9%
EBITDA (2)	376.2	398.6	(5.6%	)
Post retirement benefits	22.4	11.0	104.4%
Depreciation and amortisation	151.3	145.7	3.8%
Income from operations (3)	202.4	241.9	(16.3%	)
EBITDA margin	45.5%	48.0%	(2.5pp	)
Capex (4)	127.0	82.4	54.2%
Capex as % of revenues	15.4%	9.9%	5.4p	p
EBITDA minus Capex	249.2	316.2	(21.2%	)

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 5.6% y.o.y in 1Q09 to Euro 376 million, equivalent to a margin of 45.5%. This performance was achieved against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming costs; (2) increased customer care and support costs, due to strong take up of pay-TV and wireless broadband; (3) the impact of lower MTRs, and (4) halting of the redundancy programme. On a sequential basis, EBITDA increased by 0.7% q.o.q, driven by lower operating costs, namely direct and commercial costs.

Portugal Telecom | First Quarter 2009	13 / 26

Operating Review

Wireline

Wireline operating revenues increased by 3.0% y.o.y in 1Q09 to Euro 492 million, the best performance of the last seventeen quarters and confirming the sustained recovery observed since 3Q08, despite the decline in MTRs. Excluding this effect, operating revenues would have increased by 4.1%. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and of data and corporate services have been increasing in line with PTs’ stated strategy of addressing the residential market by offering triple-play and dual-play services and the corporate market by offering more integrated solutions and value added services to its customers.

Retail revenues increased by 0.4% y.o.y in 1Q09, for the first time in the last seventeen quarters, to Euro 245 million, underpinned by the growth in RGUs of 84 thousand, namely in pay-TV customers (+72 thousand net additions in the quarter) and high quality broadband net adds (+45 thousand flat fee net adds). The increasing number of RGUs per subscriber contributed to the 1.6% increase in ARPU. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Wholesale revenues increased by 5.5% y.o.y in 1Q09, mostly due to higher traffic revenues, which increased by 9.5% y.o.y.

Revenues from data and corporate services increased by 18.2% y.o.y in 1Q09 as a result of signing of new contracts and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of more bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. In addition, PT gained new business in data centres and IT systems, which further reinforced its position in the business segment. As such, revenues from network management, outsourcing and IT increased by 63.6% in the quarter, including the positive impact of educational related projects.

Other revenues decreased by 11.1% y.o.y in 1Q09, as a result of the decrease in the directories business and also in equipment sales.

It is worth highlighting that, since the launch of PT’s pay-TV services, the wireline EBITDA’s delta loss has been decreasing sequentially. In 3Q08, EBITDA’s delta loss was Euro 9 million, while in 4Q08 was Euro 7 million and in 1Q09 was Euro 2 million. EBITDA declined by 1.0% q.o.q in 1Q09 (Euro 2 million), while operating expenses decreased by 0.3% q.o.q, primarily as a result of the decrease in direct costs, mainly due to lower MTRs, notwithstanding the growth in pay-TV subscribers and the launch of new channels to reinforce the pay-TV offer which increased programming costs. Other operating costs increased by +9.1% q.o.q, on the back of higher provisioning, customer care and support costs related to the launch and growth of pay-TV services. Notwithstanding the investments being done in rolling out the pay-TV service, which has not yet reached critical mass, PT continued focusing on the control of addressable costs and on streamlining of domestic operations to extract benefits from further integration of business units. It is also important to highlight that the improved performance in this segment occurred notwithstanding the halting of the redundancy programme, as the company is now focused on redeploying staff to reduce outsourcing. As a result, wages and salaries were flat both y.o.y and q.o.q.  EBITDA margin stood at 42.3% in 1Q09 and at 42.5% in 4Q08.

Portugal Telecom | First Quarter 2009	14 / 26

Operating Review

Table 17 _ Wireline income statement (1)
	1Q09	4Q08	q.o.q		1Q08	y.o.y
Operating revenues	492.1	495.1	(0.6%	)	477.6	3.0%
Retail	244.6	234.6	4.2%		243.7	0.4%
Wholesale	125.6	122.8	2.3%		119.1	5.5%
Data & corporate	79.9	78.8	1.4%		67.6	18.2%
Other wireline revenues	42.0	58.9	(28.7%	)	47.2	(11.1%	)
Operating costs, excluding PRBs and D&A	283.9	284.8	(0.3%	)	243.7	16.5%
Wages and salaries	59.2	58.4	1.3%		58.8	0.7%
Direct costs	104.9	111.7	(6.1%	)	87.7	19.6%
Commercial costs	25.5	28.2	(9.7%	)	21.2	20.1%
Other operating costs	94.4	86.6	9.1%		76.1	24.1%
EBITDA (2)	208.1	210.3	(1.0%	)	233.9	(11.0%	)
Post retirement benefits	22.4	12.0	86.5%		10.9	104.5%
Depreciation and amortisation	97.4	107.0	(8.9%	)	85.0	14.6%
Income from operations (3)	88.4	91.3	(3.2%	)	138.0	(36.0%	)
EBITDA margin	42.3%	42.5%	(0.2pp	)	49.0%	(6.7pp	)
Capex	101.4	175.7	(42.3%	)	48.7	108.2%
Capex as % of revenues	20.6%	35.5%	(14.9pp	)	10.2%	10.4p	p
EBITDA minus Capex	106.8	34.6	208.4%		185.2	(42.3%	)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex increased from Euro 49 million in 1Q08 to Euro 101 million in 1Q09. Capex was directed mainly towards: (1) customer-related investments, which increased by Euro 24 million in 1Q09, in TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts; (2) increased transponder capacity; (3) service platforms to provide greater bandwidth to customers, and (4) increased network capacity to provide pay-TV services.

For the fourth time in the last fifteen consecutive quarters, 1Q09 showed a positive trend in retail RGUs. Retail net additions in the quarter reached 84 thousand, as a result of the significant growth of the pay-TV service, which accounted for 72 thousand net additions. Underpinned by pay-TV bundles, ADSL net additions in the quarter reached 42 thousand, with post paid net additions of 45 thousand, the best performance in the last fourteen quarters. The decline in traffic generating lines of 19 thousand in the quarter represented the best performance in any quarter since 4Q04. This clearly shows the benefits of the continued success of the triple-play Meo offer to PT’s competitive position in the retail market and its positive impact on both ADSL and voice line sales. Voice lines in the quarter had 30 thousand net disconnections, despite being negatively affected by the 11 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year which saw 59 thousand net disconnections. Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 25 thousand in 1Q09, reflecting a decrease in unbundled local loop lines (-4 thousand), carrier pre-selection (-11 thousand) and wholesale line rental (-7 thousand).

Portugal Telecom | First Quarter 2009	15 / 26

Operating Review

Table 17 _ Wireline operating data

	1Q09	1Q08	y.o.y
Main accesses (‘000)	4,369	4,147	5.3%
Retail accesses	3,949	3,645	8.3%
PSTN/ISDN	2,813	2,957	(4.9%	)
Traffic-generating lines	2,649	2,748	(3.6%	)
Carrier pre-selection	163	210	(22.1%	)
ADSL retail	752	641	17.3%
TV customers	384	47	n.m.
Wholesale accesses	420	502	(16.3%	)
Unbundled local loops	301	320	(6.0%	)
Wholesale line rental	69	122	(43.4%	)
ADSL wholesale	50	60	(16.6%	)
Net additions (‘000)	71	(19)	n.m.
Retail accesses	84	(28)	n.m.
PSTN/ISDN	(30)	(59)	(48.9%	)
Traffic-generating lines	(19)	(31)	(38.1%	)
Carrier pre-selection	(11)	(28)	(60.7%	)
ADSL retail	42	5	n.m.
TV customers	72	26	179.4%
Wholesale accesses	(14)	10	n.m.
Unbundled local loops	(4)	29	n.m.
Wholesale line rental	(7)	(19)	(62.9%	)
ADSL wholesale	(2)	(1)	243.0%
Retail RGU per access (1)	1.40	1.23	13.9%
ARPU (Euro)	29.9	29.5	1.6%
Total traffic (million minutes)	2,846	3,029	(6.0%	)
Retail traffic	1,213	1,289	(5.9%	)
Wholesale traffic	1,634	1,740	(6.1%	)
Employees	6,219	6,305	(1.4%	)

(1) Retail accesses per PSTN/ISDN line.

As in 2008, during 1Q09, PT continued to focus its marketing efforts in the promotion of Meo, which is being offered through IPTV and satellite.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 2,000 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature, as circa 50% of Meo’s IPTV customers have already used it on a paid basis (+3pp, as compared to 4Q08), consuming on average 2.8 movies per month. “Mamma Mia” and “Batman” were a success, driving this strong performance. In only four days, more than 5 thousand customers rented these two movies.

PT has been strengthening the Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 2 April 2009, PT launched Meo Kids, a new children’s interactive service with unique content, karaoke, videos and news. Meo Kids is available for all PT’s pay-TV customers with an interface designed for two distinctive groups: children between four and seven years and children between seven and ten, providing them an improved and targeted experience of next generation television.

Furthermore, and as part of the investment in innovation in pay-TV, PT launched “My Meo”, thus making available, through internet, the TV guide, suggestions lists, VOD offer and premieres.

Portugal Telecom | First Quarter 2009	16 / 26

Operating Review

Meo marketing campaigns continue to enjoy high notoriety. In effect, proved ad recall stood close to 35% and spontaneous ad recall was close to 40% at the end of March, well ahead of any other competing brands in the sector.

In 1Q09, net additions in the pay-TV service reached 72 thousand bringing the total customers to 384 thousand. Pay-TV subscribers already represent 14.5% of traffic-generating lines and 51.1% of the ADSL customer base, a solid performance considering that the TV service was launched, on a nationwide basis, in April 2008.

It is worth highlighting that the number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer and stands at 1.40 in 1Q09, as compared to 1.36 in 4Q08 and 1.23 in 1Q08.

In 1Q09, blended ARPU increased by 1.6% y.o.y to Euro 29.9 with the growth in data and other ARPU, which increased by 42.1% y.o.y against a backdrop of strong growth in the customer base during the quarter.

Domestic Mobile

In 1Q09, operating revenues amounted to Euro 370 million decreasing by 4.2% when compared to 1Q08, mainly due to the negative impact of Euro 18.8 million as a result of lower MTRs. Service revenues decreased in the quarter by 3.2% y.o.y as the increase in customer revenues, which were up by 2.2% y.o.y, was insufficient to offset the decrease in interconnection revenues (-29.7% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 2.2%. Operating revenues were also impacted by lower sales of terminal equipment but, nevertheless, excluding the impact of MTRs would have increased by 0.6% y.o.y.

Customer revenues increased by 2.2% y.o.y to Euro 285 million on the back of customer growth, namely in wireless broadband. It is worth highlighting that this marks the nine consecutive quarter of growth in customer revenues at TMN. Interconnection revenues declined by 29.7% y.o.y in 1Q09 to Euro 43 million, as a result of the decrease in MTRs from Euro 7.5 cents to Euro 7 cents as at 1 January 2009, which compares to Euro 11 cents in 1Q08. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerrys to laptop wireless data cards contributed to data revenue growth, which in the quarter was up by 17.4% y.o.y. Sales decreased by 24.3% y.o.y to Euro 30 million.

EBITDA increased by 2.0% y.o.y to Euro 170 million in 1Q09 notwithstanding the decline in MTRs, which had a negative impact of Euro 9.7 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 7.8%, a significant growth from previous quarters. This performance was achieved on the back of strict cost control, which is reflected in the 8.9% y.o.y decline of operating costs. Direct costs decreased by 10.0% y.o.y in 1Q09 due to the positive impact of lower MTRs. Wages and salaries decreased by 4.2% y.o.y in 1Q09, thus reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and

Portugal Telecom | First Quarter 2009	17 / 26

Operating Review

commissions, fell by 2.7% y.o.y in 1Q09, on the back of lower subsidisation and commissions. EBITDA margin increased by 2.8pp y.o.y and stood at 45.9% in 1Q09.

Table 18 _ Domestic mobile income statement (1)	Euro million

	1Q09	1Q08	y.o.y
Operating revenues	370.1	386.3	(4.2%	)
Services rendered	333.4	344.5	(3.2%	)
Customer	285.0	278.8	2.2%
Interconnection	43.2	61.5	(29.7%	)
Roamers	5.2	4.2	25.1%
Sales	29.9	39.5	(24.3%	)
Other operating revenues	6.7	2.3	188.7%
Operating costs, excluding D&A	200.3	219.9	(8.9%	)
Wages and salaries	12.8	13.4	(4.2%	)
Direct costs	63.2	70.2	(10.0%	)
Commercial costs	62.4	75.8	(17.7%	)
Other operating costs	61.8	60.5	2.2%
EBITDA (2)	169.7	166.4	2.0%
Depreciation and amortisation	50.9	56.6	(10.0%	)
Income from operations (3)	118.8	109.8	8.2%
EBITDA margin	45.9%	43.1%	2.8pp
Capex (4)	24.5	31.5	(22.0%	)
Capex as % of revenues	6.6%	8.1%	(1.5pp	)
EBITDA minus Capex	145.2	134.9	7.6%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Capex decreased by 22.0% y.o.y in 1Q08 to Euro 25 million. The decrease in TMN’s capex is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 60% of network capex is being directed towards 3G and 3.5G networks.

In 1Q09 total customers increased by 9.3% y.o.y to 6,959 thousand, with net additions reaching 15 thousand, including PC / data product targeted at teachers, students and professionals. A continued focus on acquiring post paid customers, including wireless broadband, has resulted in post paid customers accounting for 29.9% of total customers at the end of 1Q09, up from 25.5% in 1Q08 and 28.1% in 4Q08.

Wireless broadband remained a key priority, as TMN strengthened its offers by launching the first pilot project worldwide based on HSPA+ that makes available speeds of up to 21Mbps. In February 2009, in a study undertaken by the telecom regulator, TMN was considered to be the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. In addition, in April 2009, also in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected a brand to be trusted in Europe in 2009 (“Marca de Confiança na Europa 2009”) for the mobile operator category, in a survey undertaken by the magazine Reader’s Digest.

Data services continued to contribute to top line growth, with data revenues increasing by 17.4% y.o.y in 1Q09 and accounting for 22.7% of service revenues, up from 18.7% last year. The increase in data service revenues is being underpinned by non-SMS services, which already account for around 56.8% (+9.8pp

Portugal Telecom | First Quarter 2009	18 / 26

Operating Review

y.o.y) of total data service revenues. This growth in non-SMS data was driven by the strong performance of wireless broadband.

Table 19 _ Domestic mobile operating data (1)

	1Q09	1Q08	y.o.y
Customers (‘000)	6,959	6,365	9.3%
Net additions (‘000)	15	103	(85.2%	)
Total traffic (million minutes)	2,243	2,155	4.1%
MOU (minutes)	108	114	(5.1%	)
ARPU (Euro)	16.1	18.2	(11.7%	)
Customer	13.7	14.7	(6.8%	)
Interconnection	2.1	3.2	(35.9%	)
Data as % of service revenues (%)	22.7	18.7	4.0pp
SARC (Euro)	38.7	39.7	(2.7%	)
Employees	1,116	1,150	(3.0%	)

(1) Includes MVNO subscribers.

TMN’s ARPU decreased by 11.7% y.o.y in 1Q09 to Euro 16.1, as a result of: (1) strong subscriber growth in 2008; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, the interconnection ARPU declined by 35.9% y.o.y. Total traffic increased by 4.1% y.o.y to 2,243 million minutes in 1Q09, driven mainly by outgoing traffic, which increased by 6.5%. Growth in the customer base (+9.3%, EoP) underpinned traffic growth in the period.

International Businesses

Brazilian Mobile

Vivo concluded the acquisition of Telemig, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented include Telemig since 2Q08.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 22.6% y.o.y in 1Q09 to R$ 4,246 million, as a result of growth in service revenues (+21.9% y.o.y) underpinned by strong growth in customers and in data services, driven primarily by wireless broadband. Data revenues already account for 12.1% of service revenues (1.6pp y.o.y). Excluding Telemig, Vivo’s operating revenues would have increased by 10.2% y.o.y and service revenues would have grown by 9.9% y.o.y.

EBITDA increased by 28.6% y.o.y to R$ 1,229 million in 1Q09, on the back of revenue growth. Excluding Telemig, EBITDA would have increased by 17.1% y.o.y. The increase of 27.0% in direct costs (9.4% excluding Telemig) is mainly explained by the growth in: (1) interconnection traffic as a result of increase in the subscriber base as well as usage campaigns launched in the quarter, as part of the 3G launch, and (2) network costs due to higher number of sites since the launch in the Northeast states. Commercial costs increased by 20.9% (10.8% excluding Telemig) primarily explained by the impact of the devaluation of the Real against the US Dollar in the acquisition cost of handsets and the launch of the operation in the Northeast region. Unitary SARC, which includes marketing, handset subsidies and commissions, increased by 3.4% y.o.y in 1Q09. EBITDA margin increased in 1Q09 by 1.3pp to 28.9%.

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Operating Review

Table 20 _ Brazilian mobile income statement (1)	R$ million

	1Q09	1Q08	y.o.y
Operating revenues	4,245.8	3,462.1	22.6%
Services rendered	3,788.5	3,108.0	21.9%
Sales	339.6	298.4	13.8%
Other operating revenues	117.7	55.7	111.2%
Operating costs, excluding D&A	3,017.1	2,506.6	20.4%
Wages and salaries	213.8	161.9	32.1%
Direct costs	797.9	628.5	27.0%
Commercial costs	1,040.2	860.1	20.9%
Other operating costs	965.3	856.1	12.7%
EBITDA (2)	1,228.7	955.6	28.6%
Depreciation and amortisation	998.0	736.8	35.5%
Income from operations (3)	230.7	218.8	5.4%
EBITDA margin	28.9%	27.6%	1.3pp
Capex	522.2	247.2	111.3%
Capex as % of revenues	12.3%	7.1%	5.2pp
EBITDA minus Capex	706.5	708.4	(0.3%	)

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex increased by 111.3% to R$ 522 million in 1Q09. Excluding Telemig, capex at Vivo would have increased by 94.4%. Capex in 1Q09 was mainly directed to: (1) improve network coverage, including the expansion to the Northeast states of Brazil where Vivo launched its service in mid October 2008; (2) increase capacity and enhance quality, namely in the GSM/EDGE and 3G technologies, and (3) launch new customer service and front office systems. The GSM/EDGE network overlay covers 3,119 municipalities. In addition, in mid September 2008 Vivo also launched its 3G network, which covered more than 40 municipalities at the time of launch and now already covers 399 municipalities. The coverage in the Northeast states has been expanded to 59 municipalities at the end of 1Q09.

Table 21 _ Brazilian mobile operating data (1)

	1Q09	1Q08	y.o.y
Customers (‘000)	45,641	34,323	33.0%
Market share (%)	29.7	27.3	2.4pp
Net additions (‘000)	696	839	(17.0%	)
Total traffic (million minutes)	10,414	7,572	37.5%
MOU (minutes)	77	75	2.7%
ARPU (R$)	27.0	29.8	(9.3%	)
Customer	15.9	16.9	(6.0%	)
Interconnection	10.8	12.6	(14.0%	)
Data as % of service revenues (%)	12.1	10.4	1.6pp
SARC (R$)	100.5	97.2	3.4%
Employees	8,234	5,582	47.5%

(1) Operating data calculated using Brazilian GAAP.

In 1Q09, Vivo’s customer base increased by 33.0% y.o.y to 45,641 thousand which includes 3,986 thousand from Telemig. Net additions reached 696 thousand in 1Q09, decreasing by 17.0% y.o.y. It is worth highlighting that in 2008 the market grew by an average m.o.m of 1.8% and in 2009 it is growing by 0.7% m.o.m, showing a decelerating trend. GSM and 3G accounted for approximately 94% of total gross additions in 1Q09, bringing the total number of GSM and 3G customers to 33,350 thousand at the end of March 2009, equivalent to 73.1% of total customers. Furthermore, Vivo has improved the weight of post-paid subscribers to 19.3%, as a result of the focus on capturing high-value customers. Vivo’s commercial activity in the quarter was marked by the extension of the Christmas campaign until March and focused on

Portugal Telecom | First Quarter 2009	20 / 26

Operating Review

marketing initiatives aimed at increasing usage and penetration of 3G services with a flexible and comprehensive offer based on “Vivo Zap” plans. Vivo also launched campaigns aimed at reinforcing its institutional image as the operator with the best network and service quality in Brazil.

Total minutes carried by Vivo in 1Q09 increased 37.5% y.o.y, with outgoing traffic increasing by 54.0% y.o.y. Vivo’s blended MOU increased by 2.7% y.o.y in 1Q09 to 77 minutes, as a result of the strong growth in outgoing MOU (+14.9% y.o.y), partially offset by the decrease in incoming MOU (-15.2% y.o.y). The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing MOU, which changes the nature of the traffic carried by Vivo and reduces dependence on interconnection.

Vivo’s blended ARPU reached R$ 27.0 in 1Q09, a decrease of 9.3% y.o.y as a result of strong customer growth. This reduction was mainly due to the decrease in interconnection ARPU (-14.0% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 6.0% y.o.y to R$ 15.9, due to strong customer growth. Data revenues increased by 40.3% y.o.y in 1Q09, and now account for 12.1% (+1.6pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to the strong increase in its customer base; (2) the increase in the usage of person-to-person SMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) the launch of new services, namely “Vivo Avisa” and “Vivo Informa”.

Other International Assets

International assets excluding Vivo, on a pro-forma basis, increased its proportional revenues and EBITDA, in 1Q09, by 21.9% to Euro 123 million and by 30.5% to Euro 65 million, respectively. This growth was achieved on the back of strong customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in most of the markets where PT has operations.

Table 22 _ Proportional income statement of other international assets (1)			Euro million

	1Q09	1Q08	y.o.y
Operating revenues	122.7	100.6	21.9%
EBITDA (2)	64.9	49.8	30.5%
Depreciation and amortisation	16.2	14.2	14.3%
Income from operations (3)	48.7	35.6	37.0%
EBITDA margin	52.9%	49.4%	3.5pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Médi Télécom’s revenues decreased by 2.3% y.o.y in 1Q09 to MAD 1,192 million, while EBITDA decreased by 8.3% y.o.y to MAD 466 million, equivalent to a margin of 39.1%, as a result of the anticipation of commercial efforts in customer acquisition. Mobile customer base increased by 21.5% y.o.y to 8,270 thousand, with net additions in 1Q09 totalling 473 thousand. MOU decreased by 21.0% y.o.y in 1Q09 to 40 minutes. ARPU totalled MAD 48 in 1Q09, a decrease of 16.5% over the same period of last year, which was adversely affected by: (1) higher level of promotions during the quarter which resulted in strong customer growth; (2) the decline in the international business (international interconnection and roaming), and (3) declining interconnection tariffs.

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Operating Review

Unitel’s revenues and EBITDA, in 1Q09, increased by 38.1% and 50.2% y.o.y, to USD 362 million and USD 236 million, respectively, underpinned by strong and steady customer growth in Luanda as well as in other main districts of the country. Net additions totalled 383 thousand in 1Q09, with the total customer base reaching 4,955 thousand at the end of 1Q09, an increase of 37.7% over the same period of last year. In 1Q09, Unitel’s MOU has remained flat y.o.y at 104 minutes and ARPU totalled USD 24.5, an increase of 2.4% over the same period of last year.

MTC’s revenues and EBITDA, in 1Q09, increased by 14.9% and 20.9% y.o.y respectively. EBITDA margin increased to 50.2% in 1Q09. The total customer base reached 1,141 thousand at the end of 1Q09, an increase of 36.1% over the same period last year, and net additions totalled 63 thousand in 1Q09. Postpaid customers increased by 16.2% y.o.y, representing 7.7% of total customer base. ARPU totalled NAD 100.8 in 1Q09, a decrease of 16.0% y.o.y, as a result of customer growth in the period.

Table 23 _ Highlights of main assets in Africa and Asia (2009) (1)							thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	8,292	1,192	(2.3%)	466	(8.3%)	39.1%	106.9	41.8
Unitel (2) (4)	25.00%	4,955	362	38.1%	236	50.2%	65.3%	278.1	181.5
MTC (3) (4)	34.00%	1,141	346	14.9%	173	20.9%	50.2%	26.6	13.4
CVT (3) (4)	40.00%	356	1,974	0.4%	1,246	1.1%	63.1%	17.9	11.3
CTM (2)	28.00%	789	564	(3.4%)	278	9.7%	49.3%	54.1	26.7
CST (3) (4)	51.00%	63	60,185	38.7%	18,578	26.1%	30.9%	2.7	0.8
Timor Telecom (3)	41.12%	140	11	35.5%	7	72.1%	62.8%	8.5	5.3

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

CVT’s revenues and EBITDA increased 0.4% and 1.1% y.o.y respectively. EBITDA margin stood at 63.1% in 1Q09. Mobile customers increased by 58.0% to 274 thousand. Mobile MOU reached 45 minutes and ARPU totalled CVE 1,462.1 decreasing 39.8% y.o.y, as a result of the (1) impact of economic environment that led to lower consumption and international incoming revenues and roaming revenues, and (2) new tariff plans to respond to competition.

CTM’s revenues decreased by 3.4% y.o.y in 1Q09 to MOP 564 million, while EBITDA increased by 9.7% to MOP 278 million. EBITDA margin was 49.3% in 1Q09. In the mobile division, customers increased by 31.1% y.o.y reaching 484 thousand at the end of March 2009. In 1Q09, CTM’s mobile ARPU decreased by 26.3% to MOP 151.5.

CST’s revenues increased by 38.7% y.o.y to STD 60,185 million in 1Q09, while EBITDA grew by 26,1% y.o.y to STD 18,578 million. EBITDA margin was 30.9%. In the mobile division, CST had 54 thousand customers at the end of March 2009, an increase of 65.4% y.o.y. Mobile MOU decreased by 11.9% y.o.y in 1Q09 to 49 minutes, as a result of the growth in the customer base. Mobile ARPU totalled STD 218 thousand in 1Q09, a decrease of 16.5% over last year.

Timor Telecom’s revenues and EBITDA in 1Q09 increased by 35.5% and 72.1% y.o.y, to USD 11 million and USD 7 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 62.8%. Timor Telecom’s mobile net additions reached 12 thousand, bringing the total mobile customer base to 137 thousand at the end of 1Q09, an increase of 50.9% y.o.y. Mobile MOU decreased by 3.8% y.o.y to 81 minutes. Mobile ARPU was USD 23.5, in 1Q09, a decrease of 9.9% over the same period of last year, as a result of the customer growth in the period.

Portugal Telecom | First Quarter 2009	22 / 26

Operating Review

As at the end 1Q09, all other international assets, with the exception of Médi Télécom, had net cash positions, which will allow these companies to pay dividends.

Portugal Telecom | First Quarter 2009	23 / 26

Changes in Accounting Policies

In January 1, 2009, PT has adopted IFRIC 13 – Customer Loyalty Programmes as required by the IASB and EU. According to this rule, expenses incurred with customer loyalty programmes should be recorded as a deduction to revenues and should be measured at fair value.

According to the transitional provisions of IAS 8 and IFRIC 13, financial statements for 2008 were retrospectively adjusted.

Portugal Telecom | First Quarter 2009	24 / 26

Subsequent Events

7 April 2009 _ PT amortised the Euro 880 million outstanding of a Eurobond that was issued on 7 April 1999 and had a coupon of 4.625%.

21 April 2009 _ S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3. The outlook is stable. According to the note released by S&P, the upgrade recognises improving dynamics in PT’s domestic wireline business, strengthening performance in Brazil, thus allowing payment of dividends, and consistent sound performance of the domestic mobile operations.

23 April 2009 _ PT announced that it has successfully issued a Euro 1,000 million Eurobond, with a maturity of 4 years and a spread of 345bp over the mid swaps of similar maturity. The coupon of this bond is 6.0%. This issue formes part of the financing strategy of PT, which aims at having diversified maturities and sources of financing. The proceeds will be used to fund PT’s pay-TV strategy and to provide PT with additional financial flexibility, by reducing the use of commercial paper and standby lines.

24 April 2009 _ Following the approval at the AGM of Shareholders held on 27 March 2009, PT paid a dividend of Euro 0.575 per share, totalling Euro 504 million.

Portugal Telecom | First Quarter 2009	25 / 26

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Conference Call details

Date: 14 May 2009
Time: 14:00 (Portugal/UK), 15:00 (CET), 09:00 (US/NY)
Telephone numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:
Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 321278)
US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 321278)

Contacts

Luís Pacheco de Melo
Group Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Financial Officer PT Portugal
francisco.nunes@telecom.pt

Bruno Saldanha
Chief Accounting Officer
bruno.m.saldanha@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa, Portugal Tel.: +351 21 500 1701 Fax: +351 21 500 0800	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | First Quarter 2009	26 / 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.